February 10, 2022

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Attention: Filing Desk

Re:	BA Credit Card Funding, LLC

BA Credit Card Trust

BA Master Credit Card Trust II

Form SF-3 Registration Statement

File Nos. 333-261397, 333-261397-01 and 333-261397-02

Ladies and Gentlemen:

BA Credit Card Funding, LLC, in its capacity as depositor for BA Credit Card Trust and BA Master Credit Card Trust II, hereby requests that the effective date of the above-referenced registration statement be accelerated to 10:00 a.m. (EST) on February 15, 2022 or as soon as practicable thereafter.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (302) 432-4553.

Sincerely yours, BA CREDIT CARD FUNDING, LLC

/s/ Keith W. Landis
Name: Keith W. Landis
Title: CEO and President